Exhibit 99.3

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2	Date of Material Change

July 15, 2010

Item 3	News Release

The news release was disseminated on July 15, 2010 by Stockwatch, Market Wire and Market News Publishing.

Item 4	Summary of Material Change

The Company announced feasibility study results of its OJVG Gold Project.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

James Stewart
Secretary

Telephone: 604.331.8772
Facsimile: 604.331.8773

Item 9	Date of Report

July 15, 2010

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

July 15, 2010		Trading Symbol: TSX - OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

OROMIN RECEIVES POSITIVE FEASIBILITY STUDY FOR ITS OJVG GOLD PROJECT IN SENEGAL

Oromin Explorations Ltd. (“Oromin”), on behalf of Oromin Joint Venture Group Limited (“OJVG”), is pleased to report the results from the positive feasibility study for a proposed open pit and underground mine at its OJVG Gold Project in eastern Sénégal, West Africa. The feasibility study was compiled by SRK Consulting (Canada) Inc. (“SRK”) and Ausenco Solutions Canada Inc. The completion of the final feasibility study and the receipt of a 15 year renewable mining license represent a significant advancement in the development of the project.

Highlights of the Feasibility Study and Resource Update

A total combined mineral resource estimate exceeding 3.27 million ounces (2.86 million measured/indicated and 410,000 inferred), to be further updated by DRA in late August
A mineral reserve estimate (probable classification) of 1.42 million ounces of contained gold
Mining of five deposits by open pit and underground mining, CIL milling and plant commissioning in 2012
Life of mine estimated at nine years of production at daily throughput rates ranging from 4,250 to 7,390 tonnes per day at an average 89.2% gold recovery
First full three years of operation averages 196,000 gold annually at a cash cost of $409/oz
Using a gold price of USD$1,000 per ounce, pre-tax NPV of USD$182 million (at a 3% discount rate) generating an IRR of 21.6% and 3 year pay back
Using a current gold price of USD$1,200 per ounce, pre-tax NPV of USD$361 million (at a 3% discount rate) generating an IRR of 36.3% and 2 year pay back
Initial capital cost estimated at USD$291 million including contingency of USD$23 million
Proposed seasonal rainfall water reservoir is estimated to be sufficient to supply water for processing operations, eliminating dependence on local rivers

Significant upside potential exists through expansion of reserves and resources from further exploration and mining studies on the deposits not included in the feasibility study as well as through opportunities to improve project economics from additional value engineering studies to be completed by the end of 2010. These opportunities include:

o	Converting the inferred gold resources to indicated status with infill and stepout drilling (to be conducted in fall 2010), thereby allowing these resources to be included in a future mine plan
o	Further evaluating the size and mining potential of the four deposits not included in the feasibility study with the intent to incorporate these into future mine plans

o	The initial five deposits included in the feasibility study are open to further expansion
o	Additional mineralized targets remain yet to be evaluated by drilling
o	Heap leach extraction rates of 82% for Masato oxide mineralization may present the opportunity to treat the low grade stockpile of oxide/weathered mineralization not included in the feasibility study

Chet Idziszek, Oromin’s CEO, stated “we are pleased with the conclusions of the feasibility study despite the fact that, due to time constraints related to issuance of the mining license, it presents only a portion of the overall project value as it was based on the production from only five of the nine known gold deposits. The five deposits are all open to considerable expansion and the value of the remaining mineralized targets will be evaluated by drill testing during the remainder of 2010. Further resource updates are expected in August and again by year end 2010.”

“The positive results from the feasibility study demonstrate that the OJVG gold project is currently economic and clearly shows significant upside potential. For example, indicated resources at the higher grade Golouma deposits currently contain 1.2 million ounces of indicated gold resources to approximately 300 metres vertical extent, however, the deposits remain open at depth. Analogous deposits such as the Obouassi mine in Ghana continue to depths in excess of 2.5 kilometres. At Masato, drilling will focus on defining underground reserves beneath the planned open pit as this is the first opportunity to exploit underground mining within the Masato style bulk tonnage trend. In addition, the large aerial extent and favourable results from the Masato style bulk tonnage Maki Medina, Niakafiri Southeast and Southwest and Kobokoto deposits suggest that these deposits could, in the aggregate, exceed the 1.67 million ounce Masato deposit in size and also be a good source of additional soft ore. These three potential value additives alone would significantly increase the financial returns from the OJVG gold project.”

“The completion of the feasibility study at this time was done to fulfill the requirements of the mining license granted to OJVG in January this year and represents a crucial step forward in the development of the OJVG gold project. The study confirms a robust rate of return for investors and a project that will see significant investment into the Republic of Sénégal for the benefit of both the local community and the country as a whole. OJVG is grateful to the Government of Sénégal for its support and to OJVG’s employees and consultants whose hard work has advanced the project to its present state.

In their conclusions SRK states “Industry standard mineral resource estimation, mining, process design, construction methods and economic evaluation practices have been used to assess the [OJVG] Project.”

“To date, five of the nine [OJVG] deposits, encompassing Golouma South, Golouma West, Masato, Kerekounda, and Kourouloulou represent a significant open pit and underground ore reserve. According to the assumptions of this study, the five deposits are estimated to be economic to exploit via a combination of open pit and underground methods.”

“SRK considers the exploration potential at [the OJVG project] to be very good with the potential to increase resources through expanding current deposits at depth, better defining known exploration targets and drilling new anomalies.”

SRK Mineral Resource Estimate

OJVG’s concession contains two styles of mineralization hosted within a NNE trending 8 km wide structural corridor that runs the entire 22 km length of the concession. The western side of this corridor hosts the OJVG’s lower grade, bulk mining style deposits collectively referred to as the “Masato Style” bulk tonnage deposits while the eastern side hosts OJVG’s higher grade deposits, collectively referred to as the “Golouma Style” higher grade deposits. The respective resource tonnages, calculated at USD$1,200/ounce gold, for each of these deposit styles are shown in Table 1. All deposits from the OJVG project could be processed in the same gold plant.

All SRK resource modelling was done under the supervision of Wayne Barnett, Pr.Sci.Nat., with contributions by Gilles Arseneau, P.Geo., David Rowe, CPG, and Abolfazl Ghayemghamian, P.Geo. Marek Nowak, P.Eng., who undertook quality control checks on the sampling and analytical procedures, and on the assay results. He also analyzed the data, reviewed and validated the mineral resource estimates. The Maki Medina and Niakafiri Southeast were not modified by SRK from the original August 2009 resources estimate (See Oromin Explorations Ltd. Press Release September, 2009). All of the resources were modeled using an approximate 0.50 g/t Au cut off grade creating a 0.50 g/t Au grade shell solid for each mineralized zone, except Kerekounda and Kourouloulou which were created with a 1 g/t grade shell. Variogram models were created for all of the grade shell solids except Kourouloulou, which relied upon inverse distant squared methodology. Assay data from each grade shell was evaluated and appropriately capped for the purposes of this estimation.

Block models were created for each of the grade shells and subsequently constrained at depth and laterally by an optimized Whittle shell based on the following parameters; USD$1,200 oz Au, ore mining and processing costs of USD$12.75/tonne, overall pit slope of 45 degrees, metallurgical recovery of 95% and appropriate dilution, offsite costs and royalties. The reader is cautioned that the results from the conceptual pit optimization work are used solely for the purpose of reporting mineral resources that have “reasonable prospects” for economic extraction by an open pit and do not represent mineral reserves.

Final open pit indicated and inferred resource tonnage, gold grade and gold content within the optimized pit shell was reported at a 0.40 g/t cut off grade. Resource tonnage, gold grade and gold content tabulated from contiguous portions of the mineralization outside of the optimized pit shell, and potentially amenable to underground mining methods, were reported at a 1.0 g/t cut off grade.

Table 1: SRK Mineral Resource Statement

Deposit	Class	Tonnes ('000s)	Au Grade (g/t)	Contained Au (kg)	Contained Au (oz)
Golouma Style Higher Grade Deposits Combined Open Pit Constrained (cut-off grade 0.4 g/t) and Underground (cut-off grade 1.0 g/t) resources
Golouma South	Indicated	2,352	3.86	9,079	291,900
	Inferred	172	1.38	238	7,700
Golouma West	Indicated	7,022	2.99	20,999	675,100
	Inferred	578	3.84	2,221	71,400
Kerekounda	Indicated	1,073	6.34	6,796	218,500
	Inferred	189	3.99	756	24,300

Deposit	Class	Tonnes ('000s)	Au Grade (g/t)	Contained Au (kg)	Contained Au (oz)
Kourouloulou	Indicated	85	11.92	1,012	32,500
	Inferred	177	8.00	1,415	45,500
Subtotal	Indicated	10,533	3.59	37,885	1,218,100
	Inferred	1,116	4.15	4,631	148,900
Masato Style Bulk Tonnage Deposits Combined Open Pit Constrained (cut-off grade 0.4 g/t) and Underground (cut-off grade 1.0 g/t) resources
Masato	Indicated	35,062	1.17	41,017	1,318,700
	Inferred	2,389	1.21	2,901	93,300
Niakafiri	Indicated
	Inferred	5,986	0.74	4,430	142,400
Maki Medina	Indicated
	Inferred	1,500	1.50	2,060	70,000
Subtotal	Indicated	35,062	1.17	41,017	1,318,700
	Inferred	9,875	0.95	9,391	305,600
TOTAL	Indicated	45,594	1.73	78,902	2,536,800
	Inferred	10,991	1.28	14,022	454,500

In the opinion of SRK, the block model resource estimates reported herein are a reasonable representation of the gold mineral resources found in the OJVG deposits at the current level of sampling. Mineral resources for the OJVG Project are reported in accordance with the guidelines of the Canadian Securities Administrators National Instrument 43-101, and have been estimated in conformity with generally accepted CIM “Estimation and Mineral Resource and Mineral Reserve Best Practices” guidelines. Mineral resources are not mineral reserves and do not have demonstrated economic viability. The resource estimate was completed by Wayne Barnett, Pr.Sci.Nat. (#400237/04), an independent qualified person as this term is defined in National Instrument 43 101.

DRA Mineral Resource Estimate

In May 2010, the OJVG engaged DRA Americas Inc. (“DRA”) to complete mineral resource estimates for the Masato, Maki Medina, Niakafiri SE, Niakafiri SW, Kobokoto and Koulouqwinde Deposits, using drill data collected after the Feasibility Study cut-off dates in Q1 of 2010 for inclusion of geological data. At the time of this release, DRA has completed mineral resource estimates for Masato and Maki Medina. The DRA resource estimates are upgrades to the estimate completed on these deposits by SRK as it includes drilling up to May of 2010. At Masato, the DRA estimate has outlined an unconstrained global mineral resource estimate at a 0.40 g/t Au cut off grade containing 1.64 million ounces in the measured and indicated categories and a further 31,100 ounces in the inferred category. At Maki Medina, the DRA estimate has outlined an unconstrained global mineral resource estimate at a 0.40 g/t Au cut off grade containing 90,900 ounces in the inferred category. Detailed results of the DRA resource estimate are summarized in the following table.

Table 1a: DRA Mineral Resource Update Statement
Deposit	Class	Tonnes ('000s)	Au Grade (g/t)	Contained Au (kg)	Contained Au (oz)
Masato Style Bulk Tonnage Deposits - DRA Resource Update Open Pit (cut-off grade 0.4 g/t) unconstrained resources
Masato	Measured	28,600	1.27	36,100	1,161,000
	Indicated	14,400	1.03	14,900	479,000
	Inferred	800	1.21	970	31,100
Maki Medina	Inferred	1,850	1.53	2,830	90,900
TOTAL	Meas + Ind	43,000	1.19	51,158	1,640,000
	Inferred	2,650	1.43	3,804	122,000

All of the resources were modeled using an approximate 0.50 g/t Au cut off grade creating a 0.50 g/t Au grade shell solid for each mineralized zone and final measured, indicated and inferred resource tonnage, gold grade and gold content was reported at a 0.40 g/t cut off grade. Variogram models were created for all of the grade shell solids and appropriately capped for the purposes of this estimation. All samples were composited to 1m and ordinary Kriging was the method of interpolation. The reader is cautioned that the results from the DRA resource estimate were not constrained by an optimized pit shell and a cut off grade of 0.40 g/t Au was used for the purpose of reporting mineral resources that have “reasonable prospects” for economic extraction by an open pit and do not represent mineral reserves. The resource estimate was prepared by Dexter Ferreira, P. Nat. Sci., a QP as defined by National Instrument 43-101.

When combined with SRK’s mineral resource estimates for the Golouma West, Golouma South, Kerekounda, Kourouloulou and Masato deposits, the total combined resource ounces on the OJVG Project is 3.27 million ounces (2.86 million ounces of measured and indicated, 410,000 ounces inferred.

SRK Mineral Reserve Estimate

The mineral reserve estimate for the OJVG open pits was defined by applying economic factors for gold price (based on a three year trailing average gold price at the end of Q1 of 2010 of UD$880/ounce), mining dilution, process recovery, operating costs, refining/transport costs and royalties to the SRK mineral resource estimate. The mining, processing and general administration costs are based on feasibility level engineering for the expected mill throughput rate. A distinction has been made between material types (soft vs. hard) for both ore and waste in order to capture the expected variation in mining and processing costs and the mill production rates. The mineral inventory block models for each of the deposits were evaluated with the Gemcom Whittle -Strategic Mine Planning™ (“Whittle”) software to determine optimal mining shells.

The mineral reserve estimate for the OJVG project has been subdivided into an open pit portion and an underground portion. Table 2 presents the open pit reserve and Table 3 presents the underground reserve, while the total reserve summary is presented in Table 4. The reserves represent the five deposits used in the feasibility study production schedule.

Table 2: Open Pit Mineral Reserves
Deposit	Reserve Class	Diluted Tonnes ('000s)	Cut-off*	Diluted Grade	Contained Gold
			(g/t)	(g/t)	Au (kg)	Au (koz)
Golouma Style Higher Grade Deposits
Golouma W	Probable	1,732	0.90	3.53	6,114	197
Golouma S	Probable	959	0.89	4.79	4,599	148
Kerekounda	Probable	42	0.66	6.54	278	9
Subtotal Golouma Style	Probable	2,734	0.90	4.02	10,991	353
Masato Style Bulk Tonnage Deposits
Masato	Probable	10,154	0.70	1.41	14,306	460
Subtotal Masato Style	Probable	10,154	0.70	1.41	14,306	460
Total Mineral Reserve	Probable	12,888	0.74	1.96	25,296	813

Note: *Internal (mill) average cut-off based on Whittle optimization parameters

Table 3: Underground Mineral Reserves
Golouma Style Higher Grade Deposits	Reserve Class	Diluted Tonnes ('000s)	Cut-off	Diluted Grade	Contained Gold
			(g/t)	(g/t)	Au (kg)	Au (koz)
Golouma W	Probable	2,656	2.0	3.61	9,601	309
Golouma S	Probable	710	2.0	4.07	2,892	93
Kerekounda	Probable	1,154	2.0	4.77	5,500	177
Kourouloulou	Probable	110	2.0	8.01	880	28
Subtotal Golouma Style	Probable	4,630	2.0	4.08	18,873	607
Table 4: Combined Open Pit and Underground Mineral Reserves
Deposit	Reserve Class	Diluted Tonnes ('000s)	Cut-off	Diluted Grade	Contained Gold
			(g/t)	(g/t)	Au (kg)	Au (koz)
Golouma Style Higher Grade Deposits
Golouma W	Probable	4,388	1.57	3.58	15,715	505
Golouma S	Probable	1,669	1.36	4.49	7,491	241
Kerekounda	Probable	1,196	1.95	4.83	5,778	186
Kourouloulou	Probable	110	2.0	8.01	880	28
Subtotal Golouma Style	Probable	7,364	1.59	4.06	29,864	960
Masato Style Bulk Tonnage Deposits
Masato	Probable	10,154	0.70	1.41	14,306	460
Subtotal Masato Style	Probable	10,154	0.70	1.41	14,306	460
Total Mineral Reserve	Probable	17,517	1.07	2.52	44,170	1,420

Exploration will continue at the Maki Medina and Niakafiri Southeast deposits with the objective of converting inferred resources to a higher classification; at existing deposits to increase both inferred and indicated resources as well as reserves; and on newer discoveries (including Niakafiri Southwest, Kobokoto, Koutouniokollo) to increase overall resources of both soft and hard ore types.

Mining

Mining of the Golouma South, Golouma West, Masato, Kerekounda, and Kourouloulou deposits will take place using both open pit and underground mining, CIL milling with plant commissioning in 2012. During pre-production construction in 2012, an ore stockpile is established for mill commissioning which is then depleted during the first full year of commercial production in 2013. The plant throughput is planned at a yearly production rate of 1.7 million tonnes per annum for hard ore and 2.7 million tonnes per annum for soft ore

The OJVG open pit and underground mines will produce a total of 17.6 million tonnes (Mt) of ore and 78.2 Mt of waste rock over a nine year mine operating period. The mine schedule focuses on achieving the required plant feed production rate, mining of higher grade material early in the schedule, while balancing stripping ratios. The LOM stripping ratio (waste to ore) for Masato is 3.7:1 and the combined weighted average stripping ratio for Golouma West, Golouma South and Kerekounda is 14.1:1, yielding a combined weighted average stripping ratio of 5.9:1. The mining schedule maximizes the attainable mill throughputs based on the soft/hard ore ratios produced. The OJVG project is most economical when the open pit phases and the underground workings are mined concurrently. This approach allows the higher underground ore grades to be milled initially yet allows the open pits to provide the additional ore feed to maintain the mill at maximum capacity.

Average annual production for the eight years of full production from 2013 to 2020, inclusive, is expected to be 164,888 ounces.

Table 5 below is a summary of total material movement by year for the LOM mine production schedule. The head grade decrease seen in 2014 to 2017 is offset by higher production rates due to the milling of soft ore from Masato, maintaining a relatively high annual gold output during this period.

Table 5: Total Production Schedule – OJVG Deposits

			YEAR
Parameter	Unit	Total	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
ALL DEPOSITS
Total soft waste	Mt	24.04	5.32	4.11	4.69	3.87	0.48	5.44	0.13	0.00	-	-
Total hard waste	Mt	54.12	7.26	13.59	8.51	3.18	3.31	6.21	8.55	2.62	0.84	0.03
Total Waste	Mt	78.15	12.58	17.70	13.20	7.05	3.79	11.65	8.69	2.62	0.84	0.03
ROM soft ore	Mt	6.14	0.17	0.14	1.21	1.91	1.01	1.52	0.17	0.00	-	-
Gold grade soft ore	g/t Au	1.34	3.75	3.27	1.19	1.19	1.34	1.26	0.96	1.14	-	-
ROM hard ore	Mt	11.44	0.42	1.34	1.29	0.78	1.37	1.16	1.63	1.65	1.55	0.23
Gold grade hard ore	g/t Au	3.16	4.83	4.14	4.08	4.17	3.03	2.61	2.43	2.35	2.77	3.12
Soft ore ounces mined	oz Au	265,414	21,006	14,765	46,411	73,030	43,335	61,671	5,154	42	-	-
Hard ore ounces mined	oz Au	1,162,966	64,927	178,457	169,739	105,277	133,546	97,219	127,105	124,828	138,453	23,414
Total ore mined	Mt	17.58	0.59	1.48	2.51	2.70	2.38	2.68	1.79	1.65	1.55	0.23
Total mined grade	Au g/t	2.53	4.51	4.06	2.68	2.06	2.31	1.84	2.29	2.35	2.77	3.12
Total mined ounces	oz Au	1,428,400	85,900	193,200	216,100	178,300	176,900	158,900	132,300	124,900	138,500	23,400
Avg O / P mining rate	t/day		35,174	50,535	40,463	24,162	14,879	37,228	26,646	9,639	4,470	-
Total ore processed	Mt	17.58	0.30	1.77	2.51	2.70	2.38	2.68	1.79	1.65	1.55	0.23
Mill head grade	Au g/t	2.53	4.51	4.13	2.68	2.06	2.31	1.84	2.29	2.35	2.77	3.12
Plant throughput	t/day		822	4,858	6,871	7,393	6,518	7,349	4,915	4,534	4,260	4,247

Processing

The stand-alone process plant and associated service facilities for the OJVG gold project are designed to process run of mine (“ROM”) ore delivered to the primary crusher, to ultimately produce doré bars. The milling process encompasses crushing and grinding of the ROM ore, carbon in leach cyanidation and adsorption, carbon stripping, electro-winning and smelting to produce gold bars that are then shipped to a refinery for final processing. The tailings will be thickened before placement in the tailings management facility to conserve water.

The key design criteria used in the feasibility for the plant design are listed below and these will be optimized in the next stage of engineering:

  Treatment of an average 4,540 dry metric tonnes per day (“t/d”) for 365 days per year, after allowance for availability whilst treating 100% primary hard (un-weathered) ore;
  Treatment of an average 7,390 t/d for 365 days per year, after allowance for availability whilst treating weak weathered (soft) ore, or a blend of soft and hard ore containing no more that 43% hard ore;
  Design mill availability of 88%, being 7,709 operating hours per year, with standby equipment in critical areas, and
  Sufficient plant design flexibility for treatment of all ore types from all deposits as per test work completed at design throughput.

The soft (weathered) ore treatment rate is higher than the primary hard ore treatment rate due to the ore being significantly less competent and therefore requiring less power in the grinding circuit. Overall gold extractions seen in the various metallurgical test work programs ranged from 88 – 95 % depending on the ore lithology.

Capital Costs

Pre-production development capital for project facilities is estimated to be approximately $291.5M and includes open pit pre-stripping, underground (“UG”) mine development for two deposits and plant commissioning costs, as well as mobile equipment costs and site construction costs plus contingency. Ongoing life-of-mine sustaining capital equates to $59.1M, including UG mobile equipment replacements, waste facility expansions and ongoing UG development. These are based on un-escalated 1stQ-2010 US dollars.

An overall contingency of 8% was applied, based on a 10% contingency for all items, except open pit and underground mobile equipment, which was deemed to carry the necessary costing detail and allowances to eliminate the need for contingency.

Table 6: LOM Capital Cost Estimate
Description	Units	Capital Cost Estimate
Pre-production Capital
Underground Mine	M$	27.6
Open Pit Mine	M$	58.0
Mill	M$	53.0
Infrastructure	M$	67.5
Owner's Costs	M$	20.5
Indirect Costs	M$	30.0
Mine Infrastructure	M$	7.5

Description	Units	Capital Cost Estimate
Misc.	M$	4.8
Contingency	M$	22.6
Sub-total Pre-production Capital	M$	291.5
Sustaining and Closure Capital	M$	59.1
Total Capital Cost Estimate	M$	350.6

Operating Costs

The estimated operating costs for the OJVG gold project are set out in the following tables:

Table 7: Unit Operating Cost Summary
Parameter	Unit	Value
Open Pit Mining (avg soft & hard)	$/tonne mined	1.55
Underground Mining	$/tonne mined	33.58
Total Mining (average)	$/tonne milled	15.72
Processing (avg soft & hard)	$/tonne milled	11.64
G&A	$/tonne milled	4.15
Import Duty (after year 2016)	$/tonne milled	1.83
TOTAL	$/tonne milled	33.34

Economic Analyses

Three simplified cash flow analyses were compiled based on varying gold prices. For each case the gold price was held constant through the project life and all are based on the same mine plan developed using the $880/oz gold price. In addition, the minimum seven year tax free period was used in the calculations; however, this period may be increased to up to fifteen years after further negotiations with the Government of Senegal. The gold prices used in each cash flow analysis are:

  Case 1: $880/oz gold;
  Case 2: $1,000/oz gold;
  Case 3: $1,200/oz gold.

The $880/oz gold price used for reserve calculation represents the three year gold price average to the end of Q1 of 2010. The other two cases ($1000/oz (Case 2) and $1200/oz (Case 3)) represent more current gold price scenarios.

Common assumptions to all three cases include:

  3% discount rate (“DR”) for net present value calculation (based on the internal financing capability of one of OJVG’s major shareholders);
  100% equity financing;
  Exclusion of all duties and taxes for a seven year period starting in January 2010 with a 15% import duty applied to 80% of operating costs starting in year 2016 and a 20% corporate income tax was starting in year 2016.
  Unit of production (“UOP”) depletion was calculated on capital expenses not included in depreciation categories. Depletion items included things such as UG development and infrastructure, OP pre-stripping, owner’s costs, road, dams, indirect costs, water management and closure.

  A 15% straight-line depreciation rate was applied to all other capital expenses, including mobile equipment, process plant, on and off site infrastructure, first fills, spares, and mine miscellaneous.
  Depletion and depreciation were accumulated and carried forward until they could be utilized for tax purposes;
  3% government royalty on payable gold revenue;
  10% government net revenue share after the payback of all capital costs;
  100% payable gold with a $7.00/oz offsite cost;
  All 2009 costs assumed to be sunk costs with economic analysis beginning in 2010 (2010 is Year -3);
  Plant commissioning takes place in the 4th quarter of 2012 and commercial plant production begins January 2013.

The discounted cash flow analyses are summarized in the following table:

Table 8: Cash Flow Analysis Results

Parameter	Unit	Case 1	Case 2	Case 3
		$880/oz Au	$1000/oz Au	$1200/oz Au
Off site cost	$/oz	7.00	7.00	7.00
Royalty @ 3% of NSR	$/oz	26.19	29.79	35.79
Net gold price	$/oz	846.81	963.21	1157.21
Ore mined	Mt	17.5	17.5	17.5
Average grade	g/t Au	2.52	2.52	2.52
Average process recovery	%	89.2	89.2	89.2
Gold produced	M. oz.	1.267	1.267	1.267
Unit operating cost per tonne milled	$/t milled	33.34	33.34	33.34
Unit operating cost per oz	$/oz Au	461	461	461
Pre-production capital cost	$M	292	292	292
Total capital cost (Life of mine)	$M	351	351	351
Pre-tax NPV0%	$M	119	252	472
Pre-tax NPV3%	$M	74	182	361
Pre-tax IRR	%	11.2	21.6	36.3
Pre-tax payback period	Years	4	3	2

The results of the economic analysis indicate that the project demonstrates positive economics for all three cases. The project break-even gold price is $796/oz using a 3% discount rate.

As stated above, the price of $880 per ounce used to calculate reserves and used as the basis of Case 1 above was the three year gold price average to the end of Q1 of 2010. As at June 24, 2010, the three year average gold price had risen to $925 per ounce and Oromin has calculated a pre-tax NPV of $117 million based on the same parameters used in Table 8 above, including a 3% discount rate. Given the steady increase in the three year average gold price, Oromin believes that Case 2 represents a more reasonable estimate of the project’s NPV as the three year average has risen further to $937 as of July 14, 2010.

Sensitivity analyses were done by individually modifying the capital cost, operating cost, metal price and grade up and down by 20% to show the sensitivity of the pre-tax net present value using a 3% discount rate (‘NPV3%”). The results of the sensitivity analyses show that the project is most sensitive to gold price and mill feed grade.

For Case 1, a 20% increase in gold price or metal grade leads to a 319% increase in pre-tax NPV3% from $74M to $236M. Conversely a 20% reduction in metal price or mill feed grade the pre-tax NPV3% drops from $74M to -$88M for Case 1. Operating costs are the next most sensitive parameter. A 20% increase in operating costs reduces the NPV3% by $83M and a 20% decrease in operating cost increases NPV3% by $83M. The project economics are only slightly less sensitive to capital cost than operating costs.

For Case 2, a 20% increase in gold price or metal grade leads to a 98% increase in pre-tax NPV3% from $182M to $361M. Conversely a 20% reduction in metal price or mill feed grade the pre-tax NPV3% drops from $182M to $4M. Operating costs are the next most sensitive parameter. A 20% increase in operating costs reduces the Case 2 pre-tax NPV3% by $82M and a 20% decrease in operating cost increases NPV3% by $89M. The project economics are only slightly less sensitive to capital cost than operating costs.

For Case 3, a 20% increase in gold price or metal grade leads to a 62% increase in pre-tax NPV3% from $361M to $586M. Conversely a 20% reduction in metal price or mill feed grade the pre-tax NPV3% drops from $361M to $144M. Once again, operating costs are the next most sensitive parameter. A 20% increase in operating costs reduces the Case 3 pre-tax NPV3% by $87M and a 20% decrease in operating cost increases NPV3% by $87M. The project economics are less sensitive to capital cost than operating costs.

Outlook and Opportunities

Subject to the development decision by OJVG,both inferred and indicated resources as well as reserves; and on newer discoveries (Niakafiri Southwest, Kobokoto, Koutouniokollo) to increase overall resources of both soft and hard ore types.

The most significant opportunities that should be investigated  Oromin expects that detailed value engineering studies, followed by construction, will begin in Q4 of 2010 in accordance with the investment and development plan submitted to the Government of Sénégal.

SRK considers the exploration potential at the OJVG gold project to be very good with the potential to increase resources through expanding current deposits at depth, better defining known exploration targets and drilling new anomalies. As a result, both prior to and concurrent with construction and development operations, OJVG will continue exploration at the Maki Medina and Niakafiri Southeast deposits in order to convert inferred resources to higher classification; at existing deposits to increase to improve the project’s financial results are listed below:

  Conversion of inferred resources to higher classifications to support inclusion in the production schedule;
  Discovering new mineral resources and mineral reserves;
  Expansion of existing deposit dimensions both laterally and vertically;
  Investigating the option of partnering with other regional mining projects, either still in the evaluation stage or at an operating stage in order to take advantage of logistical synergies.

  Increasing the soft ore percentage of reserves such that higher processing throughput rates can extend for longer into the mine life;
  Underground ore grades will locally be higher than modelled once underground mining takes place, since the grades from high grade drill intercepts are smoothed during the geostatistical interpolation process. The continuity of high grade intersections is unknown but may offer flexibility and opportunities during mining;
  If deposit continuity and regularity are verified, there is an opportunity to change the mining method that may lower operating costs without having a negative affect on dilution;
  A 12% cost savings in capital for both the water reservoir dam and tailings dams could be attained by changing the blanket drain to a finger drain. Further optimization study is required, but early indication suggests that this may be attainable;
  Reduce the installed SAG and ball mill motors from 4,000 kW to 3,500 kW based on further comminution modelling and trade-off study;
  Increase the CIL leach tank volume from 1,174 m³ to 2,000 m³ providing an increased residence time at the maximum throughput rate. This increase in residence time at the maximum throughput rate is expected to increase the overall gold recovery by around 1 – 1.5%.
  Utilize a stockpile/reclaim feeder design with the main benefits being improved overall plant availability due to multiple reclaim feeders, and improved blending of crushed ore to the mill providing downstream plant optimization;
  Incorporate heap leaching as a processing option. This study should take into consideration the marginal ore grade potential in the other open pit deposits that are still in the resource definition stage; and
  There is potential to recover unleached gold lost to tailings through a pyrite flotation circuit prior to the CIL circuit. This may increase the overall gold recovery but further test work is required to evaluate the economic viability of this option.

Environmental and Social

OJVG is currently working on the completion of the Environmental and Social Impact Assessment (“ESIA”) for the OJVG gold project. The ESIA is being written to follow the requirements of the International Finance Corporation and the Equator Principles. It is scheduled to be delivered to the Sénégalese Government in October 2010. SRK is the principal consultant engaged by OJVG to complete the ESIA.

All baseline environmental and social studies and corresponding impact analyses have been initiated. The majority of these studies are complete and the impact analyses are in the process of being finalized. Baseline studies completed include water quality, hydrological and hydro-geological studies, terrestrial and aquatic flora and fauna, archaeological, landscape and visual quality, human and animal health, stakeholder mapping and land ownership surveys. With completion of the feasibility study and the project design, SRK is now finalizing the impact assessment aspect of the ESIA.

OJVG initiated a public participation program in 2008, in advance of the commencement of the baseline monitoring programs. Workshops and public meetings have been held in communities within the direct area of influence, with the participation of local, regional and national government authorities, and will continue to be conducted during the evaluation and review of the ESIA.

Qualified Persons

SRK Feasibility Study

The feasibility study was prepared by leading independent industry consultants, all Qualified Persons (QP) under National Instrument 43-101, with the collaboration of the Oromin technical staff. The QPs have reviewed and approved the content of this news release. The following consultants participated in the study:

  SRK, under the direction of Gordon Doerksen, P.Eng. (overall project management, underground mining and reserve estimation, economic analysis, environmental review), Dr. Wayne Barnett, P. Nat. Sci., Nat. Sci. (mineral resource estimation, QA/QC, geology), Ryan Campbell, P.Eng. (geotechnical engineering), Mark Liskowich, P.Geo. (environmental and social impact assessment), Dino Pilotto, P.Eng. (open pit mine engineering, open pit mineral reserve estimate), Michael Royle M. App.Sci., P.Geo (hydrogeology) and Dr. Maritz Rykaart, P.Eng. (water storage and waste management engineering)
  Ausenco Solutions Canada Inc. under the direction of Clint Donkin, AusIMM (metallurgy, mineral processing and infrastructure)

A NI 43-101 compliant Technical Report will be filed on the Company’s website and on SEDAR within 45 days.

DRA Mineral Resource Estimate

The DRA resource estimate update was prepared by Dexter Ferreira, P. Nat. Sci., a QP as defined by National Instrument 43-101.

Conference Call

Oromin will hold a conference call on Monday, July 19, 2010 at 1:00 p.m. PDT in which its executive management will discuss the feasibility study and respond to questions from analysts and investors. To join the call:

  In Canada and the United States dial toll free 1-866-365-4409

  International +303-248-9656

When prompted, all callers should enter the conference code – 3318772 – followed by the number sign.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

Cautionary Statements

This press release contains certain forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”). Specifically, this press release contains forward-looking statements regarding the results and projections contained in the feasibility study of the OJVG gold project, including the reserve and resource estimates, ore grade, the expected mine life, anticipated gold production, gold recovery, the commencement of construction, cash operating costs and other costs, the projected internal rate of return, capital costs, sensitivity to metal prices and other sensitivities, the projected payback period, the availability of capital for development, the financial analysis and expected drilling activities. Forward-looking statements involve known and unknown risks, uncertainties and other factors which are beyond Oromin’s ability to predict or control and may cause Oromin’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, gold price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the gold exploration and development industry, as well as those risk factors discussed in the section entitled “Description of Business - Risk Factors” in Oromin’s 2010 annual information form. Such forward-looking statements are also based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the following: the availability of financing for exploration and development activities; the estimated timeline for the development of the OJVG gold project; the supply and demand for, and the level and volatility of the price of, gold; the accuracy of reserve and resource estimates and the assumptions on which the reserve and resource estimates are based; the receipt of necessary permits; market competition; ongoing relations with employees and impacted communities; and general business and economic conditions. In addition, the feasibility study uses an estimate of gold price based on an approximate three-year average. The operating and capital costs in the feasibility study were developed to be reasonable estimates within industry benchmarks. There is no certainty that the results of the feasibility study will ever be realized. Should one or more of the risks or uncertainties involved in forward-looking statements relating to the feasibility study materialize, or should the assumptions underlying the feasibility study prove incorrect, actual results of the feasibility study may vary materially from those anticipated, believed, estimated or expected. Accordingly, readers should not place undue reliance on forward-looking statements. Oromin undertakes no obligation to update publicly or otherwise revise any forward-looking statements contained herein whether as a result of new information or future events or otherwise, except as may be required by law.

The mineral reserve and resource estimates reported in this press release were prepared in accordance with Canadian National Instrument 43-101Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, the United States Securities and Exchange Commission (“SEC”) applies different standards in order to classify mineralization as a reserve. In particular, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories constitute or will ever be converted into reserves. In addition, “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, issuers must not make any disclosure of results of an economic analysis that includes inferred mineral resources, except in rare cases.